(MassMutual Financial Group letterhead appears here)

1933 Act/Rule 477(a)

October 9, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Massachusetts Mutual Variable Life Separate Account I
40 ACT #811-08075, (Series ID S000009841)
Leadership Variable Universal Life
Registration Statement No. 333-50422, (CIK #0000836249), (Class ID C000030249)

To The Commission Staff:

I hereby request that the referenced registration statement, as contained in Pre-Effective Amendment No. 1 and supplemented on May 3, 2001, be withdrawn.

Company Name: Massachusetts Mutual Variable Life Separate Account I

Product Name: Leadership Variable Universal Life

Form Type: 485APRE

Received Date: February 21, 2001 16:07

Accepted at: February 21, 2001 16:10

Accession No.: 0000950109-01-000550

Form Type: 497

Received Date: May 3, 2001 16:42

Accepted at: May 3, 2001 16:45

Accession No.: 0000950109-01-501052

This product was developed for a limited niche, business owners. Despite significant research and analysis, it was determined at the time of the initial effectiveness of the registration statement that the product did not meet all of MassMutual’s corporate goals for product launches. It was contemplated that the product could be amended to satisfy corporate goals; however, other product development priorities have led us to conclude that this product will not be marketed. It is not currently and has never been offered for sale and has no policy owners. Therefore, I am requesting that this registration statement be withdrawn.

Should you have any questions, please contact the undersigned at (860) 562-2402.

Sincerely,

/s/ Michele M. Oneto

Michele M. Oneto

Counsel

CC: Mark Cowan